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                                        FILED BY E-STAMP CORPORATION PURSUANT TO
                                       RULE 425 UNDER THE SECURITIES ACT OF 1933
                                                    AND DEEMED FILED PURSUANT TO
                                                   RULE 14a-12 OF THE SECURITIES
                                                           EXCHANGE ACT OF 1934.

                                               Subject Company: Learn2.com, Inc.
                                                    Commission File No. 0-24936.


CONTACTS:      Bob Giordano / Michael Cimini
               KCSA Public Relations Worldwide
               (212) 896-1289 / (212) 896-1233
               rgiordano@kcsa.com / mcimini@kcsa.com


         LEARN2 AND E-STAMP ANNOUNCE SEC DECLARES REGISTRATION STATEMENT
                          FOR PROPOSED MERGER EFFECTIVE

                   COMPANIES DISTRIBUTE JOINT PROXY STATEMENT;

                                       --

 SPECIAL STOCKHOLDERS' MEETINGS TO APPROVE MERGER TO BE HELD SEPTEMBER 13, 2001

WHITE PLAINS, NY, MOUNTAIN VIEW CALIFORNIA, AUGUST XX, 2001 -- LEARN2.COM, INC. (OTCBB: LTWO), a learning services provider, and E-Stamp Corp. (OTCBB: ESTM) announced today that the Securities and Exchange Commission, on August 10, 2001, declared the Registration Statement (Registration No. 333-60520) regarding the merger of the two Companies effective. The proxies relating to the merger were mailed Monday August 13, 2001, to E-Stamp stockholders of record as of July 31, 2001, and to Learn2 stockholders of record as of August 3, 2001.

Special meetings of shareholders to vote on the proposed merger of the two companies will be held Thursday, September 13, 2001. The dates, times, and places of the special meetings are as follows:

LEARN2 STOCKHOLDER MEETING                     E-STAMP STOCKHOLDER MEETING
September 13, 2001                             September 13, 2001
1:00 p.m., local time                          10:00 a.m., local time
1311 Mamaroneck Avenue, Suite 210              2051 Stierlin Court
White Plains, New York 10605                   Mountain View, California 94043

ABOUT LEARN2

Learn2 creates and distributes e-learning products and provides complementary services for corporate, government, educational and individual clients. The Learn2 suite of products offers hundreds of off-the-shelf courses that allow interactive multimedia and animated courseware to be accessed instantly on the Web. These courses are also delivered on CD-ROM and video. The Learn2 Web site is home to an e-learning community that provides tips and step-by-step instructions on a broad spectrum of skills, activities and tasks, as well as immediately accessible multimedia tutorials. Corporations have access to the same high quality tutorials through Learn2University, which includes additional features such as reporting and administration. For

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more information, call 800-214-8000. Learn2 is located at www.learn2.com and
Learn2University is located at www.learn2university.com.

ABOUT E-STAMP
E-Stamp Corp., Mountain View, CA, previously provided transportation management systems designed to help companies streamline their critical business processes. For retailers, manufacturers, warehouses, and distribution centers, E-Stamp designed shipping systems that enable companies to fulfill their promises to customers and trading partners. E-Stamp has substantially completed the liquidation of this business pursuant to its agreement to merge with Learn2.

                                       # #

E-Stamp and Learn2 have filed and the SEC has declared effective a Registration Statement on Form S-4 in connection with the merger (Registration No. 333-60520) and E-Stamp and Learn2.com have mailed the related Joint Proxy
Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about E-Stamp, Learn2.com, the merger and related matters. Investors and security holders may obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, E-Stamp and Learn2.com file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by E-Stamp and Learn2.com at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. E-Stamp's and Learn2.com's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

E-Stamp and Learn2.com and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from E-Stamp and Learn2.com stockholders in favor of, among other things, the adoption of the merger agreement. A complete description of these matters and a description of any interests that the directors and executive officers of E-Stamp and Learn2.com have in the merger are available in the Joint Proxy Statement/Prospectus.

You may register to receive Learn2's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.